UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2023

Commission File No.: 001-40359

Uranium Royalty Corp.

(Translation of registrant’s name into English)

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Uranium Royalty Corp. (the “Company”) is filing this Amendment No. 2 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on August 8, 2023 (as amended by Amendment No. 1 on September 7, 2023, the “Original 6-K”), solely for the purpose of adding Exhibits 99.4 and 99.5, which were inadvertently omitted from the Original 6-K. No other changes were made to the Original 6-K, or to the exhibits attached thereto.

INCORPORATION BY REFERENCE

Exhibits 99.4 and 99.5 contained in this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No. 333-272534) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: September 11, 2023	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Press Release dated August 8, 2023
99.2*	Material Change Report dated August 8, 2023
99.3*	Equity Distribution Report dated August 8, 2023
99.4	Consent of Sangra Moller LLP
99.5	Consent of DLA Piper (Canada) LLP

* Previously filed.